UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 333-80523           CUSIP NUMBER: n/a
(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:      June 30, 2005
      ☐ Transition Report on Form 10-K
      ☐ Transition Report on Form 20-F
      ☐ Transition Report on Form 11-K
      ☐ Transition Report on Form 10-Q
      ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Susquehanna Media Co.

Full Name of Registrant

Former Name if Applicable
140 E. Market Street

Address of Principal Executive Office (Street and Number)
York, PA 17401

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Susquehanna Media Co. (“Media”) received an SEC comment letter (“Comment Letter”) on August 9, 2005 concerning Media’s Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. Prior to receipt of the Comment Letter, Media was prepared to file its Form 10-Q for the quarter ended June 30, 2005 in a timely manner. However, Media, in consultation with its independent accountants, determined that additional time was necessary to fully consider the contents of the Comment Letter and any potential for disclosure additions/changes to its Form 10-Q for the quarter ended June 30, 2005, if any. Media does not believe that it could fully consider the Comment Letter and file the current Form 10-Q in a timely manner without unreasonable effort or expense.
Cautionary Note Regarding Forward-Looking Statements
Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with government entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John L. Finlayson	717	848-5500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Narrative set forth under Part III of this form is incorporated herein by reference.
* * * * * * * * * *
     SUSQUEHANNA MEDIA CO. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2005	By:	/s/ John L. Finlayson
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)